Issuer Free Writing Prospectus Filed Pursuant to Rule 433
(Related to Preliminary Prospectus Supplement Dated November 30, 2009)
Registration No. 333-152733
December 3, 2009
Hanesbrands Inc.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 30, 2009. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Hanesbrands Inc.
Size:	$500,000,000
Maturity:	December 15, 2016
Coupon:	8.00%
Price:	98.686% of face amount
Yield to maturity:	8.25%
Spread to Benchmark Treasury:	+541 basis points
Benchmark Treasury:	UST 4.625% due 11/15/2016
Interest Payment Dates:	December 15 and June 15, commencing June 15, 2010
Gross Proceeds:	$493,430,000
Net Proceeds to the Issuer (before expenses):	$482,180,000
Redemption Provisions:
First call date:	December 15, 2013
Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing December 15, 2013: 104.000% Commencing December 15, 2014: 102.000% Commencing December 15, 2015: 100.000%
Redemption with proceeds of equity offering:	Prior to December 15, 2012, up to 35% may be redeemed at 108%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	December 3, 2009
Settlement:	T+5; December 10, 2009
Denominations:	$2,000 and integral multiples of $1,000
CUSIP/ISIN:	410345 AF9/US410345AF99

Form of Offering:	SEC Registered (Registration No. 333-152733)
Ratings:	Moody’s: B1[1] S&P: B+[1]
Joint book-running managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC HSBC Securities (USA) Inc. Goldman, Sachs & Co.
Co-managers:	Barclays Capital Inc. BB&T Capital Markets PNC Capital Markets LLC RBC Capital Markets Corporation
Additional information:	The closing of this offering is conditioned, among other thing, on the Company having entered, on or prior to the closing date of this offering, into the New Senior Secured Credit Facilities.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. at (800) 245-8812; Banc of America Securities LLC at (800) 294-1322; HSBC Securities (USA) Inc. at (866) 811-8049; or Goldman, Sachs & Co. at (866) 471-2526.